UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Ford Credit Auto Owner Trust 2006-B
(Exact name of issuing entity as specified in its charter)

Ford Credit Auto Receivables Two LLC
(Exact name of depositor as specified in its charter)

Ford Motor Credit Company
(Exact name of sponsor as specified in its charter)

Delaware
(State or Other Jurisdiction of Incorporation)

333-131003-02	41-6547775
(Commission File Number)	(I.R.S. Employer Identification No.)

c/o U.S. Bank Trust National Association
300 Delaware Ave., 9th Floor
Wilmington, Delaware	19801
(Address of Principal Executive Offices)	(Zip Code)

(302) 576-3700
(Registrant's telephone number including area code)

Class A-2a 5.42% Asset Backed Notes
Class A-2b one-month LIBOR + 0.02% Asset Backed Notes
Class A-3 5.26% Asset Backed Notes
Class A-4 5.25% Asset Backed Notes
Class B 5.43% Asset Backed Notes
Class C 5.68% Asset Backed Notes
(Title of each class of securities covered by this Form)

Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains: NONE

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ ]	Rule 12h-3(b)(1)(i)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ X ]

Approximate number of holders of record as of the certification or notice date:   113

Pursuant to the requirements of the Securities Exchange Act of 1934, Ford Credit Auto Owner Trust 2006-B has
caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 22, 2007	Ford Credit Auto Owner Trust 2006-B
(Issuing entity)

By:	Ford Motor Credit Company
(Servicer)

By:	/s/ Q. Gwynn Lam
Q. Gwynn Lam
Assistant Secretary